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                 AMENDED AND RESTATED ARTICLES OF INCORPORATION
                                       OF
                              COWLES MAGAZINES INC.


                                    ARTICLE I

     The name of the corporation (hereinafter called the "Corporatiion" is:

                          Cowles Enthusiast Media. Inc.

                                   ARTICLE II

     The location and address of the registered office of the Corporation in the Commonwealth is: c/o CT Corporation System, 1635 Market Street, Philadelphia, Pennsylvania 19103. CT Corporation System is in the business of maintaining registered offices in the Commonwealth for corporations and other associations.

                                   ARTICLE III

     The Corporation is incorporated under the provisions of the Pennsylvania Business Corporation Law of 1988.

                                   ARTICLE IV

     The Corporation is authorized to issue an aggregate total of 100,000 shares, all of which shall he designated common stock, having a par value of $.01 per share.

                                    ARTICLE V

     A director of the Corporation shall not be liable to the Corporation or it's shareholders for monetary damages for breach of fiduciary duty as a director, except as provided by applicable law (i) for any breach of the director's duty of loyalty to the Corporation or its shareholders; (ii) for acts or omissions not in good faith or that involved intentional misconduct or a knowing violation of law; (iii) under sections 513 and 1713 of the Pennsylvania Business Corporation Law of 1983; (iv) for any transaction from which the director derived an improper personal benefit; or (v) for any act or omission occurring prior to the date when this provision becomes effective.